Pricing supplement no. 493
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
underlying supplement no. 1-I dated November 14, 2011 and
product supplement no. 6-I dated November 14, 2011

Registration Statement No. 333-177923
Dated June 26, 2012
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments	**$3,680,000** **Notes Linked to the S&P 500® Index due June 28, 2019**

General

- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing June 28, 2019*
- Cash payment at maturity of principal *plus* the Additional Amount, as described below
- The notes are designed for investors who seek exposure to 75% of any appreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments, while seeking payment of their principal in full at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Investing in the notes is not equivalent to investing in the S&P 500® Index or any of the equity securities underlying the Index.
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on June 26, 2012 and are expected to settle on or about June 29, 2012.

Key Terms

Index:	The S&P 500® Index (Bloomberg ticker: SPX) (the "Index")
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 *plus* the Additional Amount, which will not be less than zero. **You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.**
Additional Amount:	The Additional Amount per $1,000 principal amount note payable at maturity will equal $1,000 × the Index Return × the Participation Rate, *provided* that the Additional Amount will not be less than zero.
Participation Rate:	75%
Index Return:	$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Initial Index Level:	The Index closing level on the pricing date, which was 1,319.99
Ending Index Level:	The Index closing level on the Observation Date
Observation Date*:	June 25, 2019
Maturity Date*:	June 28, 2019
CUSIP:	48125VM72

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 6-I

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 6-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$62.50	$937.50
Total	$3,680,000	$230,000	$3,450,000

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $62.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $32.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-76 of the accompanying product supplement no. 6-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

June 26, 2012

Recent Developments

On June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011 and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this pricing supplement for further discussion.

These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office's synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011; and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this pricing supplement for further discussion.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 6-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 21, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 6-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 6-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007596/e46161_424b2.pdf
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **POTENTIAL PRESERVATION OF CAPITAL AT MATURITY** — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes, if you hold the notes to maturity, regardless of the performance of the Index. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **THE ADDITIONAL AMOUNT WILL BE LIMITED BY THE PARTICIPATION RATE** — If the Ending Index Level exceeds the Initial Index Level, the Additional Amount you receive at maturity will equal only 75% of the Index performance above the Initial Index Level. Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the performance of the Index.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Index Return × the Participation Rate of 75%.

- **RETURN LINKED TO THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. See "Equity Index Descriptions — The S&P 500® Index" in the accompanying underlying supplement no. 1-I.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" and in particular the subsection thereof entitled "—Notes Treated as Contingent Payment Debt Instruments" in the accompanying product supplement no. 6-I. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will be required to accrue as interest income original issue discount on your notes in each taxable year at the comparable yield, as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes' adjusted issue price.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" (and in particular the subsection thereof entitled "—Notes Treated as Contingent Payment Debt Instruments") in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 3.27%, compounded semiannually. Based upon our determination of the comparable yield, the "projected payment schedule" per $1,000 principal amount note consists of a single payment at maturity, equal to $1,254.77. Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to the notes during each calendar period, based upon our determination of the comparable yield and projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 principal amount note)	Total Accrued OID from Original Issue Date (Per $1,000 principal amount note) as of End of Calendar Period
June 29, 2012 through December 31, 2012	$16.44	$16.44
January 1, 2013 through December 31, 2013	$33.51	$49.95
January 1, 2014 through December 31, 2014	$34.62	$84.57
January 1, 2015 through December 31, 2015	$35.75	$120.32
January 1, 2016 through December 31, 2016	$36.94	$157.26
January 1, 2017 through December 31, 2017	$38.15	$195.41
January 1, 2018 through December 31, 2018	$39.40	$234.81
January 1, 2019 through June 28, 2019	$19.96	$254.77

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes. The amount you actually receive at maturity or earlier sale of exchange or your notes will affect your income for that year, as described above under "Taxed as Contingent Payment Debt Instruments."

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 6-I dated November 14, 2011 and the "Risk Factors" section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES IF THE INDEX RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY** — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the equity securities underlying the Index or contracts relating to the Index. If the Ending Index Level does not exceed the Initial Index Level, you will receive a payment at maturity of $1,000 per $1,000 principal amount note. This will be true even if the level of the Index was higher than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.

- **THE PARTICIPATION RATE WILL LIMIT RETURNS** — Your investment in the notes may not perform as well as an investment in other debt securities the return of which is based on the full performance of the Index. Your ability to participate in any appreciation of the Index as measured by the Ending Index Level and the Initial Index Level will be limited by the Participation Rate. Accordingly, because the Participation Rate is 75%, you will only participate in 75% of any appreciation in the Index above the Initial Index Level. The Additional Amount, if any, you receive at maturity will not fully reflect the performance of the Index.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  In particular, on June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011.

These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in this pricing supplement; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 6-I for additional information about these risks.

  In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities underlying the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Index closing level on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility in the Index;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Return from -80% to +80% and reflects the Participation Rate of 75% and assumes an Initial Index Level of 1,350.

The following results are based solely on the hypothetical examples cited. Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return × Participation Rate (75%)	Principal		Payment at Maturity
2,430.00	80.00%	60.000%	$1,000.00	=	$1,600.00
2,295.00	70.00%	52.500%	$1,000.00	=	$1,525.00
2,160.00	60.00%	45.000%	$1,000.00	=	$1,450.00
2,025.00	50.00%	37.500%	$1,000.00	=	$1,375.00
1,890.00	40.00%	30.000%	$1,000.00	=	$1,300.00
1,755.00	30.00%	22.500%	$1,000.00	=	$1,225.00
1,620.00	20.00%	15.000%	$1,000.00	=	$1,150.00
1,552.50	15.00%	11.250%	$1,000.00	=	$1,112.50
1,485.00	10.00%	7.500%	$1,000.00	=	$1,075.00
1,417.50	5.00%	3.750%	$1,000.00	=	$1,037.50
1,383.75	2.50%	1.875%	$1,000.00	=	$1,018.75
1,350.00	**0.00%**	**0.00%**	**$1,000.00**	**=**	**$1,000.00**
1,282.50	-5.00%	N/A	$1,000.00	=	$1,000.00
1,215.00	-10.00%	N/A	$1,000.00	=	$1,000.00
1,147.50	-15.00%	N/A	$1,000.00	=	$1,000.00
1,080.00	-20.00%	N/A	$1,000.00	=	$1,000.00
945.00	-30.00%	N/A	$1,000.00	=	$1,000.00
810.00	-40.00%	N/A	$1,000.00	=	$1,000.00
675.00	-50.00%	N/A	$1,000.00	=	$1,000.00
540.00	-60.00%	N/A	$1,000.00	=	$1,000.00
405.00	-70.00%	N/A	$1,000.00	=	$1,000.00
270.00	-80.00%	N/A	$1,000.00	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how a payment at maturity set forth in the table above is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,350 to an Ending Index Level of 1,620. Because the Ending Index Level of 1,620 is greater than the Initial Index Level of 1,350 and the Index Return is 20%, the Additional Amount is equal to $150 and the payment at maturity is equal to $1,150 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 20\% \times 75\%) = \$1,150$$

Example 2: The level of the Index decreases from the Initial Index Level of 1,350 to an Ending Index Level of 1,080. Because the Ending Index Level of 1,080 is lower than the Initial Index Level of 1,350, the payment at maturity per $1,000 principal amount note is the principal amount of $1,000.

Example 3: The level of the Index neither increases nor decreases from the Initial Index Level of 1,350. Because the Ending Index Level of 1,350 is equal to the Initial Index Level of 1,350, the payment at maturity is equal to $1,000 per principal amount of $1,000.

The following graph demonstrates the hypothetical total return on the notes at maturity for a subset of the Index Returns detailed in the table on the previous page (-30% to 40%). The numbers appearing in the graph have been rounded for ease of analysis.



The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing levels from January 5, 2007 through June 22, 2012. The Index closing level on June 26, 2012 was 1,319.99. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in any positive return on your initial investment.



Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.